UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41412

ioneer Ltd
(Translation of registrant’s name into English)

Suite 16.01, 213 Miller Street
North Sydney, NSW, 2060, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference
The press release attached as Exhibit 99.1 hereto shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File Number: 333-266137) of ioneer Ltd and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ioneer Ltd
(registrant)

Date: December 1, 2025	By:	/s/ Ian Bucknell
Name: Ian Bucknell
Title: Chief Financial Officer & Company Secretary